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MAR 03 2021
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAINTS ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Madison Street
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH SAWYER (415) 730-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165.	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH SAWYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINTS ADVISORS LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth Sawyer
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CRYSTAL CHILLURA
Notary Public - State of Florida
Commission # HH51131
Expires on October 6, 2024

Notarized online using audio-video communication

State of Florida
County of Pasco
Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2021 by Kenneth Benson Sawyer proved to me on the basis of satisfactory evidences to be the person who appeared before me. Provided Colorado Driver's License

Notary Public [signature]
Crystal Chillura Online Notary

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Saints Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 16, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Saints Advisors LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	6,556
Automobile, net		83,902
Prepaid expenses		1,423
Total assets	$	91,881

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	282
Total liabilities		282
Member's equity		
Member's equity		91,599
Total member's equity		91,599
Total liabilities and member's equity	$	91,881

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Transaction fees, net of $489,992 in reimbursements	$	-
Interest income		6
Total revenues		6
Expenses		
Depreciation		7,627
Insurance		2,563
Professional fees		11,715
Other		4,870
Total expenses		26,775
Net loss before income tax provision		(26,769)
Income tax provision		-
Net loss	$	(26,769)

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2020

		Member's Equity
Balance at December 31, 2019	$	10,839
Capital Contribution		107,529
Net loss		(26,769)
Balance at December 31, 2020	$	91,599

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flow from operating activities:			
Net loss		$	(26,769)
Adjustments to reconcile net loss to net			
cash provided by (used in) operating activities:			
Depreciation expense	$ 7,627		
(Increase) decrease in assets:			
Prepaid expenses	315		
Increase (decrease) in liabilities:			
Accounts payable	(70)		
Total adjustments			7,872
Net cash provided by (used in) operating activities			(18,897)
Net cash provided by (used in) investing activities			
Purchase of automobile			(91,529)
Net cash provided by (used in) financing activities			
Capital contributions			107,529
Net increase in cash			(2,897)
Cash at beginning of year			9,453
Cash at end of year		$	6,556

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Notes to Financial Statements
December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company") was organized on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition solutions, corporate development and other advisory services to private companies and investment funds in the technology industry.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for services performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts The Company also receives transaction success fees, which are recognized when the underlying transaction is completed, the Company has no further obligations and collection is reasonably assured.

Automobile is stated at cost. Repairs and maintenance to this asset are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has incurred net losses for the past seven years, which may continue. If so, the Company is reliant upon its Member for capital contributions in order to continue as a going concern. The Member has the available financial resources and has committed to fund the Company's continued operations as needed.

Note 2: AUTOMOBILE, NET

Automobile is stated at cost net of accumulated depreciation. Automobile was recorded at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Automobile is presented on the balance sheet net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobile	$ 91,529	3 Years
Less: accumulated depreciation	(7,627)	
Automobile, net	$ 83,902	

Depreciation expense for the year ended December 31, 2020 was $ 7,627.

Note 3: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel and administrative expenses. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the Statement of Operations. For the year ended December 31, 2020, the Company paid $1,223 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2020, the Company received an aggregate of $489,992 of transaction fees from transactions involving Saints Ventures II, L.P. These transaction fees were reimbursed by the Company to Saints Ventures II, L.P., which is an affiliate; as the Member of the Company is also a Managing Member of the General Partner of Saints Ventures II, L.P.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transaction which took place that would have a material impact on its financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $6,274 which was $1,274 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.045 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS CONTINGENCIES AND GUARANTEES

As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at December 31, 2020, or during the year ended.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: RISK FACTORS

The ongoing novel coronavirus has caused disruptions in the U.S. and global economies. The estimates and assumptions underlying these financial statements are based on the information available as of the date of issuance of these financial statements, including judgments about the financial markets and economic conditions which may change over time.

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2020

Computation of net capital			
Total equity		$	91,599
Less: Non-allowable assets			
Prepaid expenses and Automobile, net			(85,325)
Net capital before adjustments			6,274
Adjustments & undue concentration			-
Net capital			6,274
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 19		
Minimum dollar net capital required	5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	1,274
Ratio of aggregate indebtedness to net capital	0.045:1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2020.

See report of independent registered public accounting firm

Saints Advisors LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company is not subject to the provisions of Rule 15c-3-3 as the Company does not and the Company anticipates that it will not, hold customer funds or securities, and that its business activities are and will remain as private placements and due diligence fees. Accordingly, there are no items to report under the requirements of this Rule.

Saints Advisors, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of Saints Advisors, LLC.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Saints Advisors, LLC. claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). NexTrend Securities, Inc. did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. Saints Advisors, LLC.'s management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC.'s compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Saints Advisors, LLC.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 16, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

DocuSign Envelope ID: 535F60A1-C32A-4333-BD15-EA496691EF9D

SAINTS

1624 Market St Ste 226
PMB 29451
Denver, CO 80202

(415) 773-2080 tel
www.saintscapital.com

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2020.

Saints Advisors, LLC

DocuSigned by:
Kenneth Sawyer
70D0DD075431477...

By: Kenneth Sawyer, CEO

The UPS Store #5402
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Phone: (415) 750-3738
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SAINTS™
1624 Market St Ste 226
PMB 29471
Denver, CO 80202
(415) 773-2080 tel
www.saintscapital.com

February 19, 2021

Based upon the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, the firm is making the filing with a virtual notarization.

Saints Advisors, LLC

By: Kenneth Sawyer, CEO